ITEM 77M: Mergers

      Morgan Stanley Dean Witter Global Utilities Fund

      On June 8, 1999 a Special Meeting of Shareholders of TCW/DW Global Telecom Trust ("Global Telecom") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement and Plan") between Global Telecom and Morgan Stanley Dean Witter Global Utilities Fund ("Global Utilities"), pursuant to which substantially all of the assets of Global Telecom would be combined with those of Global Utilities and shareholders of Global Telecom would become shareholders of Global Utilities receiving shares of Global Utilities with a value equal to the value of their holdings in Global Telecom. On February 25, 1999, the Board of Trustees unanimously approved the Reorganization Agreement, and on June 8, 1999 the
Reorganization Agreement and Plan was approved by the affirmative vote of a majority of the shares of Global Telecom represented in person or by proxy and entitled to vote at the meeting.

      On June 28, 1999, the Reorganization Plan between Global Telecom and Global Utilities was completed according to the terms set forth above and in the Agreement and Plan. On August 24, 1999, Global Telecom filed an application with the Commission on Form N8-F for an Order declaring that Global Telecom has ceased to be an investment company, which Order was issued on September 22, 1999.